Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2012

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board.

Petroleum and Natural Gas Reserve Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in Baytex's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2012 were as follows:

	Canada		United States		Total
	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas
	(mbbl)	(bcf)	(mbbl)	(bcf)	(mbbl)	(bcf)
Net proved reserves
December 31, 2010	99,517	58,113	6,374	4,374	105,891	62,487
Revisions of previous estimates	4,694	853	10,384	5,297	15,078	6,150
Improved recovery	1,548	—	—	—	1,548	—
Purchases	5,457	6,983	—	—	5,457	6,983
Extensions and discoveries	4,242	9,457	1,001	—	5,243	9,457
Production	(11,891)	(14,390)	(397)	(15)	(12,288)	(14,405)
Sales of minerals in place	(557)	(228)	—	—	(557)	(228)
December 31, 2011	103,010	60,788	17,362	9,656	120,372	70,444
Revisions of previous estimates	(3,870)	(5,940)	7,968	4,366	4,098	(1,574)
Improved recovery	227	—	—	—	227	—
Purchases	737	—	—	—	737	—
Extensions and discoveries	5,333	7,066	912	129	6,245	7,195
Production	(14,029)	(13,187)	(611)	(20)	(14,640)	(13,207)
Sales of minerals in place	(14)	(16)	(9,680)	(5,534)	(9,694)	(5,550)
December 31, 2012	91,394	48,711	15,951	8,597	107,345	57,308
Net proved developed reserves
End of year 2010	47,769	52,965	1,913	122	49,682	53,087
End of year 2011	51,174	47,528	3,345	137	54,519	47,665
End of year 2012	48,017	35,875	4,021	1,951	52,038	37,826

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2012

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures”, and based on crude oil, NGL and natural gas reserve and production volumes estimated by Baytex's independent reserves evaluator, Sproule Associates Limited. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2011 and 2012.

	Commodity Pricing
	2012	2011
WTI crude (US$/bbl)	$94.71	$96.13
Edmonton par (Cdn$/bbl)	$87.90	$96.98
Heavy oil(1) (Cdn$/bbl)	$75.19	$71.70
AECO-C spot price (Cdn$/mmbtu)	$2.37	$4.15
Henry Hub (US$/mmbtu)	$2.75	$3.77
Exchange rate (Cdn$/US$)	0.9990	0.9842

(1) Heavy oil pricing for 2012 refers to Western Canada Select reference price (2011 - Hardisty Heavy).

The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2012	2011	2012	2011	2012	2011
Future cash inflows	$5,956,639	$7,536,879	$1,111,321	$1,496,671	$7,067,960	$9,033,550
Future production costs	(2,206,149)	(2,393,823)	(338,396)	(501,840)	(2,544,545)	(2,895,663)
Future development costs	(803,658)	(838,032)	(314,556)	(300,471)	(1,118,214)	(1,138,503)
Future income taxes	(403,538)	(787,074)	(173,864)	(197,576)	(577,402)	(984,650)
Future net cash flows	2,543,294	3,517,950	284,505	496,784	2,827,799	4,014,734
Deduct: 10% annual discount factor	(815,734)	(1,219,240)	(171,060)	(276,196)	(986,794)	(1,495,436)
Standardized measure	$1,727,560	$2,298,710	$113,445	$220,588	$1,841,005	$2,519,298

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2012

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

As at December 31, 2012 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$2,298,710	$220,588	$2,519,298
Sales, net of production costs	(634,315)	(34,285)	(668,600)
Net change in prices and production costs related to future production	(267,076)	(39,700)	(306,776)
Changes in previously estimated production costs incurred during the period	155,924	211,792	367,716
Extensions, discoveries and improved recovery, net of related costs	77,179	8,488	85,667
Revisions of previous quantity estimates	(356,809)	(136,589)	(493,398)
Sales of reserves in place	(244)	(135,316)	(135,560)
Purchases of reserves in place	8,384	—	8,384
Accretion of discount	226,413	25,540	251,953
Net change in income taxes	219,394	(7,073)	212,321
Balance, end of year	$1,727,560	$113,445	$1,841,005

As at December 31, 2011 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,863,962	$92,226	$1,956,188
Sales, net of production costs	(675,031)	(25,135)	(700,166)
Net change in prices and production costs related to future production	456,201	47,057	503,258
Changes in previously estimated production costs incurred during the period	(242,908)	(182,882)	(425,790)
Extensions, discoveries and improved recovery, net of related costs	321,812	25,693	347,505
Revisions of previous quantity estimates	207,899	262,588	470,487
Sales of reserves in place	(27,669)	—	(27,669)
Purchases of reserves in place	279,744	—	279,744
Accretion of discount	210,932	23,123	234,055
Net change in income taxes	(96,232)	(22,082)	(118,314)
Balance, end of year	$2,298,710	$220,588	$2,519,298

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2012 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$2,568,719	$189,590	$2,758,309
Unproved properties	200,439	39,576	240,015
Total capital costs	2,769,158	229,166	2,998,324
Accumulated depletion and depreciation	(705,198)	(15,535)	(720,733)
Net capitalized costs	$2,063,960	$213,631	$2,277,591

As at December 31, 2011 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$2,237,126	$234,293	$2,471,419
Unproved properties	76,592	53,182	129,774
Total capital costs	2,313,718	287,475	2,601,193
Accumulated depletion and depreciation	(424,920)	(14,339)	(439,259)
Net capitalized costs	$1,888,798	$273,136	$2,161,934

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2012

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2012 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$8,023	$247	$8,270
Unproved properties	125,259	10,513	135,772
Property dispositions	(4,363)	(310,615)	(314,978)
Development costs	167,926	238,665	406,591
Exploration costs (3)	5,660	6,374	12,034
Total	$302,505	$(54,816)	$247,689

For year ended December 31, 2011 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$162,725	$502	$163,227
Unproved properties	30,288	2,655	32,943
Property dispositions	(47,396)	—	(47,396)
Development costs (2)	284,711	74,033	358,744
Exploration costs (3)	5,672	3,432	9,104
Total	$436,000	$80,622	$516,622
(1) Acquisitions are net of disposition of properties.
(2) Represents development and facilities capital expenditures.
(3) Represents cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2012 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$979,674	$45,275	$1,024,949
Less:
Operating costs, production and mineral taxes	221,384	10,991	232,375
Transportation expense	207,240	—	207,240
Depreciation and depletion	283,370	14,427	297,797
Operating income (loss)	267,680	19,857	287,537
Income taxes	—	10,162	10,162
Results of operations (1)	$267,680	$9,695	$277,375
Depletion rate per net boe	14.95	18.13	15.08

For year ended December 31, 2011 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,065,984	$30,658	$1,096,642
Less:
Operating costs, production and mineral taxes	203,654	5,523	209,177
Transportation expense	249,850	—	249,850
Depreciation and depletion	239,271	9,197	248,468
Operating income (loss)	373,209	15,938	389,147
Income taxes	—	—	—
Results of operations (1)	$373,209	$15,938	$389,147
Depletion rate per net boe	13.43	18.80	13.57

(1) Excludes corporate overhead and interest costs.